Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Kingsoft Cloud Holdings Limited

金山云控股有限公司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 3896)

(Nasdaq Stock Ticker: KC)

VOLUNTARY ANNOUNCEMENT

ENTERING INTO THE FINANCE LEASE AGREEMENT

This announcement is made by Kingsoft Cloud Holdings Limited (the “Company”) on a voluntary basis and in accordance with the terms of the Agreement (as defined below).

The board of directors of the Company (the “Board”) announces that, in order to accelerate its investment into AI infrastructure, on November 11, 2024, Beijing Kingsoft Cloud Network Technology Co., Ltd. (a consolidated affiliated entity of the Company, “Kingsoft Cloud Network”) and CITIC Financial Leasing Co., Ltd. (“CITIC Financial Leasing”) entered into a finance lease agreement (the “Agreement”) after arm’s length negotiation, pursuant to which CITIC Financial Leasing agreed to provide finance lease service to Kingsoft Cloud Network by way of sale and leaseback of certain servers with the total amount of finance lease principal of RMB250 million. The term of the Agreement is three years, and the initial annual interest rate is 4.35%.

The Company believes that entering into the Agreement will extend the Company’s financing channels, enhance the liquidity source and optimize the capital structure of the Company by replenishing its working capital.

As at the date of this announcement, entering into the Agreement and the transactions contemplated thereunder do not constitute notifiable transactions or connected transactions under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

By order of the Board
Kingsoft Cloud Holdings Limited
Mr. Zou Tao
Executive Director, Vice Chairman of the Board and acting Chief Executive Officer

Hong Kong, November 11, 2024

As at the date of this announcement, the board of directors of the Company comprises Mr. Lei Jun as Chairman and non-executive director, Mr. Zou Tao as Vice Chairman and executive director, Mr. He Haijian as executive director, Mr. Feng Honghua as non-executive director, and Mr. Yu Mingto, Mr. Wang Hang and Ms. Qu Jingyuan as independent non-executive directors.